ARTICLES OF AMENDMENT


                                  HWS MAI CORP.

         Pursuant to Florida Statutes Section 607.187, the Articles of Incorporation of the above named Corporation are amended as follows:

         1. Article I, NAME is amended to read as follows:

                             CREATIVE VENDING CORP.

         2. Article IV, CAPITAL STOCK is amended to read as follows:

                            ARTICLE IV. CAPITAL STOCK

         This Corporation is authorized to have Two Hundred One Million (201,000,000) shares of capital stock. The capital stock shall be designated and divided into "Redeemable Convertible 12% Preferred Stock" with a par value of $1,000.00 per share (totaling One Million shares) and "Common Shares" with no par value (totaling Two Hundred Million shares). The Common Shares shall be further divided into two classes, Class A Common Shares and ordinary Common Shares.

COMMON SHARES

         The Corporation is authorized to issue up to 50,000,000 Class A Common Shares; the remainder of the Common Shares (150,000,000) shall be ordinary Common Shares. Class A Common Shares shall be converted automatically into ordinary Common Shares upon sale, death, or other transfer by the original holder other than to another Class A Common Stockholder, or at any time at the written request of the original holder.

VOTING

         The holders of Class A Common Shares and Redeemable Convertible 12% Preferred Stock shall be entitled to two (2) votes per share. The holders of ordinary Common Shares shall be entitle to one (1) vote per ordinary Common Share respecting all matters on which holders of Common Shares shall be entitled to vote.

DIVIDEND RIGHTS

         For any Quarter, after the Convertible Redeemable 12% dividend rate is paid on the Preferred Shares, all shares of all classes of common stock shall be entitled to share equally on a per share basis in such dividends as the BOARD OF DIRECTORS may declare from sources legally available therefore.

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DIVIDEND RIGHTS

         For any Quarter, after the Convertible Redeemable 12% divided rate is paid on the Preferred Shares, all shares of all classes of common stock shall be entitled to share equally on a per share basis in such dividends as the BOARD OF DIRECTORS may declare from sources legally available therefore.

LIQUIDATION OF RIGHTS

         The Convertible Redeemable 12% Preferred Shares shall first receive proceeds up to their par value. Upon liquidation, partial return of capital, or dissolution of the Corporation, whether voluntary or involuntary. Thereafter, all shares of common stock shall be entitled to share equally in the assets available for distribution to common stockholders after payment of all prior legal obligations of the Corporation.

PREFERENCED SHARES

         As stated above, the Convertible Redeemable 12% Preferred Shares shall be preferenced as to dividends, liquidation and return of capital. The Corporation may, upon fifteen (15) days notice, redeem any or all of the Convertible Redeemable 12% Preferred Shares outstanding, by paying the full par value and any accrued 12% quarterly dividend legally due. The Corporation may subsequently re-issue Preferred Shares from treasury, recall and re-issue, as deemed appropriate by the BOARD OF DIRECTORS.

PREFERRED SHARES - CONVERSION PRIVILEGE

         At any time after issuance of a Convertible Redeemable 12% Preferred Share, the registered owners of the first 150 Convertible 12% Preferred Shares may elect to convert to ordinary Common Stock by surrendering the certificate, properly endorsed, and receiving 66,600 shares of ordinary Common Stock for each share of Convertible 12% Preferred Stock. The Board of Directors based on the average bid price for any quarter, may issue additional Convertible Redeemable 12% Preferred Shares that give effect to the then market value of the Common Shares.

         3. The foregoing amendment was adopted on 2/7/89 by the affirmative vote of the Shareholders of a majority, through proxies, of the shares entitled to vote on the amendment, in accordance with Florida Statutes Section 607.181(1).

IN WITNESS WHEREOF, We, the undersigned, being all of the Directors of the Corporation, have executed these Articles of Amendment on 2-7-89.

                                               /s/ Thomas E. Harper
                                           -------------------------------------
                                           Thomas E. Harper, Director, President
                                           Treasurer

                                               /s/ Joanne L. Harper
                                           -------------------------------------
                                   Attest: Joanne L. Harper, Director, Secretary